FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item
1.	Letter to the Buenos Aires Stock Exchange, dated May 30, 2005, informing of the Court Approval of the Acuerdo Preventivo Extrajudicial (“APE”).

FREE TRANSLATION

Buenos Aires, May 30, 2005

Buenos Aires Stock Exchange.

Dear Sirs:

Re: Relevant Information – Court Approval of the Acuerdo Preventivo Extrajudicial (“APE”)

I’m writing to you as Responsible for Markets Relations of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), to inform you that the Judge Mrs. Adela N. Fernández, in charge of the First Instance Commercial Court No. 19 (the “Court”) has issued a resolution, which has been notified today to the Company, under which it resolved to approve the Acuerdo Preventivo Extrajudicial (“APE”) that was subscribed by the Company and its financial creditors.

In such resolution, the Court ordered publication of notices in relevant jurisdictions at the discretion of the Company, for two (2) days, in order to permit non-consenting creditors to exercise their right to select within any of the options offered by the Company in its APE, within ten (10) court days following the last publication of notices. The Court has provided that non-consenting holders that do not submit an election of the proposed options within the stipulated timeframe, shall be allocated to Option A.

Sincerely,

Pedro Gastón Insussarry

Responsible for Markets Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: May 30, 2005	By:	/s/ Carlos Alberto Felices
	Name:	Carlos Alberto Felices
	Title:	Chief Executive Officer